

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2025

Chan Bun
Chief Executive Officer
Billion Group Holdings Limited
Unit 502, 20-20A
Chung Ying Building
Connaught Road West
Sheung Wan, Hong Kong

> **Re: Billion Group Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed August 29, 2025**
> **File No. 333-289934**

Dear Chan Bun:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 29, 2025

General

1. We note that Nasdaq recently proposed a new rule that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects this proposal could have on your ability to list and maintain a listing on the Nasdaq National Capital Market Exchange.

Cover Page

2. We note your response to prior comment 1. Please clarify the references on the cover page to the "value of the securities you are registering for sale" and the references on the cover page and elsewhere in your document to the "value of our the securities you

are registering for sale."

The Reorganization, page 3

3.   Please reconcile the disclosure in the second chart on page 4 that the Controlling Shareholder will own 68.0% of your total issued and outstanding shares following completion of this offering with the disclosure in the second table on page 4 that the Controlling Shareholder will own 62.6% of your total issued and outstanding shares following completion of this offering.

Lock-Up Agreements, page 12

4.   We note the disclosure on pages 12, 97 and 107 about the lock-up agreements. Please expand the disclosure about the agreements to discuss the "certain exceptions" to the agreements. Also, file the lock-up agreements as exhibits.

Principal Shareholders, page 84

5.   Please update the disclosure in the table on page 84. In this regard, it does not appear that the table includes ordinary shares issued on August 22, 2025 mentioned on pages 3 and II-1.

Exhibits

6.   We note that the engagement letter was filed as exhibit 1.1. Please file the underwriting agreement as an exhibit.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Andi Carpenter at 202-551-3645 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Kyle Leung